82-3116

GREAT QUEST METALS LTD.

SUPPL

06011578

March 2, 2006

RECEIVED
2006 MAR 13 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 2, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

DLW 3/13

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 2, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Extends the Length of the Djambaye 2 Gold Zone by 789 Metres

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the preliminary results of a geological mapping and sampling program on the Kenieba concession to precede drilling. During the program, a review of all of the previous data was completed. Results of sampling will be released when received.

The most encouraging information to come out of the program is the extension of the Djambaye 2 zone to the south by 789 m for a total length of 3,131 m. This also reduces the possibility that the Djambaye 1 could be a faulted-off extension of the Djambaye 2 as suggested in the February 3, 2006 announcement. The Djambaye 1 is approximately 500 m east of the Djambaye 2. In 2005, 11 of 12 holes drilled into the Djambaye 2 intersected significant gold including Hole KN 06 with 12.49 m of 2.80 g/t gold, containing 2.96 m of 9.86 g/t gold, and Hole KN 08 with 14.59 m of 2.54 g/t gold, containing 1.16 m of 17.57 g/t gold. The Company also intersected 1.05 m of 808 g/t gold in drill hole KN 11. The next drill program will start in mid-March, 2006.

More positive information concerns the discovery of a new diorite dyke as a result of digging pits along the Dounde River through alluvium to saprolite in the northern part of the concession. This dyke is approximately 900 m east of the Djambaye 2 and appears to strike north-south. It could be an extension of the Djambaye 3 or an entirely new dyke. Quartz veins occur in the saprolite, and gold was seen after panning the material. Samples from here will be assayed to determine the true value of gold in the saprolite.

The private placement of $880,000, announced January 17, 2006, for a total of 1,600,000 units at $0.55 has been completed. Each unit consists of one common share and one half of a transferable two-year share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 until February 6, 2008. All shares issued under this private placement are subject to a four month hold period and may not be traded until June 7, 2006.

Marvin Mitchell, P. Eng, the Qualified Person pursuant to NI 43-101, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E